SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------


                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934





(Mark One):

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].
          For the fiscal year ended December 31, 1999
                                    --------------------------------------------

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
          For the transition period from                 to
                                        -----------------  ---------------

Commission file number
                      ------------------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Wheeling-Pittsburgh Steel Corporation 401(k) Retirement Plan.

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: WHX Corporation 110 East 59th Street New York, New York 10022

Wheeling-Pittsburgh Steel Corporation
401(k) Retirement Savings Plan
Financial Statements and Supplemental Schedules
December 31, 1999 and 1998
Index
--------------------------------------------------------------------------------




                                                                            Page

Report of Independent Accountants                                             1


Financial Statements:

    Statement of Net Assets Available for Plan Benefits
      - December 31, 1999 and 1998                                            2

    Statement of Changes in Net Assets Available for Plan Benefits
      - Year Ended December 31, 1999 and 1998                                 3

    Notes to Financial Statements                                             4


Supplemental Schedules:

    Schedule of Assets Held for Investment Purposes                   Schedule I

    Schedule of Reportable Transactions                              Schedule II

                        Report of Independent Accountants



To the Participants and Plan Administrator of the Wheeling-Pittsburgh Steel Corporation
401(k) Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the Wheeling-Pittsburgh Steel Corporation 401(k) Retirement Savings Plan (the Plan) at December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP
Pittsburgh, PA

June 27, 2000

Wheeling-Pittsburgh Steel Corporation
401(k) Retirement Savings Plan
Statement of Net Assets Available for Plan Benefits
December 31, 1999 and 1998
--------------------------------------------------------------------------------



                                                 1999              1998

ASSETS

    Investments, at fair value
      (Note 4)                                $38,984,815        $31,537,724

    Cash and Cash Equivalents                           -            266,310
                                              -----------        -----------

       Total Assets                           $38,984,815        $31,804,034

LIABILITIES

    Contribution Refunds Payable
       (Note 2)                                    58,472             65,758
                                              -----------        -----------

        Total Liabilities                          58,472             65,758
                                              -----------        -----------

    Net Assets Available for Plan Benefits    $38,926,343        $31,738,276
                                              ===========        ===========


   The accompanying notes are an integral part of these financial statements.

Wheeling-Pittsburgh Steel Corporation
401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------


                                                 1999                  1998

ADDITIONS:

    Investment Income:

      Net Appreciation/Depreciation
        in Fair Value of Investments (Note 4) $3,685,185           $2,109,481

      Interest and Dividends                   2,369,621            1,953,026
                                               ---------            ---------

                                               6,054,806            4,062,507
                                               ---------            ---------
    Contributions:

      Participant Contributions                2,843,441            2,606,403

      Employer Contributions                   1,045,879              984,253

      Participant Rollovers                       65,676               90,704
                                             -----------          -----------

                                               3,954,996            3,681,360
                                             -----------          -----------

               Total Additions                10,009,802            7,743,867
                                              ==========            =========

DEDUCTIONS:

      Participant Benefits Paid                2,763,263            2,190,625

      Participant Contribution Refunds            58,472               65,758
                                             -----------          -----------

               Total Deductions                2,821,735            2,256,383
                                             ===========          ===========

      Net Increase                             7,188,067            5,487,484
                                             ===========          ===========

      Net Assets at Beginning of Year         31,738,276           26,250,792

      Net Assets at End of Year              $38,926,343          $31,738,276
                                             ===========          ===========


   The accompanying notes are an integral part of these financial statements.

Wheeling-Pittsburgh Steel Corporation
401(k) Retirement Savings Plan
December 31, 1999 and 1998
Notes to Financial Statements
--------------------------------------------------------------------------------


1.    Plan Formation
      The Wheeling-Pittsburgh Steel Corporation 401(k) Retirement Savings Plan (the Plan) became effective July 1, 1990, and is intended to provide the opportunity for retirement savings for employees of the Wheeling-Pittsburgh Steel Corporation (the Corporation) not covered by a bargaining agreement.

2.    Description of the Plan
      The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

      General
      The Plan is a defined contribution plan qualified under Section 401(a) of the Internal Revenue Code (IRC). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      Participant Contributions
      The Corporation deposits cash to the Plan based on deductions from the employees' monthly pretax base pay and any periodic bonuses. Plan participants may elect to contribute 1 percent to 15 percent of their base earnings and periodic bonuses to the Plan. The sum of employer and employee contributions plus total contributions to the WPSC Salaried Employees' Pension Plan may not exceed 25% of a participant's annual salary. Contributions vary according to the participant's election and may be changed at the discretion of the employee. Participants may direct their contributions into various investment options as described below. This Plan is voluntary, and all contributions to the Plan are made by the employee on a pretax basis.

      Participant Rollovers

      Participant rollovers represent transfers of cash or other property from other qualified plans.

      Employer Contributions
      The Corporation provides a matching contribution in the amount of 50 percent of the first 6 percent of employee pretax contributions in the form of WHX Corporation (WHX) common stock to the WPC Common Stock Fund. WHX is the parent of the Corporation. WHX common stock trades actively on a regulated exchange. Participant accounts are comprised of units of participation, as each unit of participation constitutes an undivided, pro-rata interest in all of the assets of the fund. The fair value of a unit of participation is calculated as the sum of the market value of all shares of WHX stock held in the fund, the value of all units of the cash fund held in the fund, plus income accruals, all divided by the outstanding units of the fund. The number of units constituting the fund will vary as amounts are invested in or withdrawn from the fund.

      Contribution - Refunds
      At the end of each year, the Plan must meet a special annual IRC nondiscrimination test, in addition to the 25% limit as discussed in "Participant Contributions" above. To the extent that in applying this test certain employee's contributions are higher than the percentage allowed, these employees are refunded that portion of their yearly contribution. These refunds amounted to $58,472 for 1999 and 65,758 for 1998.

Wheeling-Pittsburgh Steel Corporation
401(k) Retirement Savings Plan
December 31, 1999 and 1998
Notes to Financial Statements
--------------------------------------------------------------------------------

      Participant Accounts
      Each participant's account is credited with the employee and applicable employer contributions and an allocation of the Plan earnings. Allocations of Plan earnings are based on a participant's account balance as a percentage of the total account balance for the applicable investment option.

      Vesting
      All contributions plus actual earnings thereon are immediately vested, including employer contributions.

      Investment Options
      Upon   enrollment  in  the  Plan,  a  participant   may  direct   employee
      contributions in 5 percent increments to any of the following investment options:

      Registered Investment Companies
      Funds are invested in shares of registered investment companies, including the AXP Selective Fund, AXP Mutual Fund, AXP New Dimensions Fund, AXP Stock Fund, AIM Constellation Fund and the Templeton Foreign Fund.

      Common/Collective Trusts
      Funds are invested in the American  Express Trust  Collective  Income Fund
      II.  The  Trust  primarily   invests  in  insurance  and  bank  investment
      contracts.

      Transfer Restriction
      Participants may elect to transfer employer contributions out of the WPC Common Stock Fund to other investment funds available under the Plan after 2 years have passed since the employer contribution was deposited into the Fund. Participants are prohibited from requesting a transfer to the WPC Common Stock Fund from other available investments under the Plan.

      Distributions to Participants
      The Plan is designed to be a savings plan for retirement. As a result, participant access to funds is limited and is regulated by the federal government. There were no distributions to participants payable at December 31, 1999 or 1998.

      Participant Loans
      Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal to the lesser of 50 percent of the participant's account balance or $50,000. Loan transactions are treated as a transfer to (from) the investment fund and from (to) the participant loans. The loans are secured by the balance in the participant's accounts and bear fixed interest at a rate of prime plus 1 percent at the time of loan inception. Interest rates on outstanding loans ranged from 8.75% to 10.00% and 7.0% to 10.0% for the years ending December 31, 1999 and 1998, respectively. Participant repayment is required within 5 years. Principal and interest is paid through monthly payroll deductions.

Wheeling-Pittsburgh Steel Corporation
401(k) Retirement Savings Plan
December 31, 1999 and 1998
Notes to Financial Statements
--------------------------------------------------------------------------------

3.    Summary of Accounting Policies

      Basis of Accounting
      The Plan's financial statements are prepared on the accrual basis of accounting.

      New Accounting Pronouncement
      The Plan adopted Statement of Position (SOP) 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters". SOP No. 99-3 eliminates the requirements to disclose each investment option as a separate fund in the financial statements and the total number of units and the net asset value per unit.

      Investment Valuation and Income Recognition
      Plan investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, and shares of common collective trusts are valued at the current market value of the underlying assets. The WPC Common Stock Fund is valued at fair value which represents the net asset value of shares held by the Plan at year-end, which consists of the quoted market price of the underlying WHX Common Stock and money market funds. Participant loans are valued at cost, representing the amount loaned. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

      Measurement Date
      Purchases and sales of securities are recognized on the trade date.

      Dividends
      Dividends on mutual fund shares and on the Corporation's common stock are credited to each Participant's account, as appropriate, for shares or units held at the date of record.

      Contributions
      All contributions are recorded in the period during which the Corporation makes payroll deductions from the participant's earnings.

      Payment of Benefits
      Benefits are recorded when paid.

      Use of Estimates
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

      Net Change in Fair Value of Investments
      This Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net change in fair value of investments which consists of realized gains/losses on securities sold during the year, income earned on the Collective Income Fund II and the WPC Common Stock Fund and the net appreciation/depreciation in investments held as of the end of the year.

Wheeling-Pittsburgh Steel Corporation
401(k) Retirement Savings Plan
December 31, 1999 and 1998
Notes to Financial Statements
--------------------------------------------------------------------------------

4.    Investments
      The Plan's investments are held in trust by the American Express Trust Company. The following table presents the Plan's investments.

                                                                                      December 31,
                                                                               1999                  1998
      Investments at fair value as determined by
        quoted market price:
         Mutual Funds:
              AXP Selective Fund, 186,503 and
                175,887 shares, respectively                             $    1,579,677       $   1,631,173

              AXP Mutual Fund, 344,621 and
                 310,041 shares, respectively                                 4,373,250           4,037,969

              AXP New Dimensions Fund, 502,870 and
                 469,704  shares, respectively                               18,007,808          13,548,611

              AXP Stock Fund, 217,161 and
                195,047  shares,  respectively                                6,002,330           5,197,994

              AIM Constellation Fund, 34,878 and 26,791 shares,
                respectively                                                  1,412,900             817,665

              Templeton Foreign Fund, 70,045 and 54,389 shares,
                respectively                                                    785,903             456,326

         Collective Trust Funds:
              American Express Trust Collective Income
                Fund II, 146,734 and 130,596  shares,
                respectively                                                  2,863,082           2,408,453
                                                                            -----------          ----------

      Total investments at fair value as determined
       by quoted market price                                                35,024,950          28,098,191

      Investments at fair value:
              WPC Common Stock Fund, 699,544 and
              550,162  shares, respectively                                   3,373,902           2,965,923

      Investments at Cost

              Participant Promissory Notes                                      585,963             473,610
                                                                            -----------        ------------

                  Total investments                                      $   38,984,815       $  31,537,724
                                                                             ==========          ==========

      During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,685,185 as follows:

      Mutual funds                          $ 3,780,846
      Collective trust funds                    153,655
      Common stock                             (249,316)
                                            -----------
      Net Appreciation                      $ 3,685,185
                                            ===========

Wheeling-Pittsburgh Steel Corporation
401(k) Retirement Savings Plan
December 31, 1999 and 1998
Notes to Financial Statements
--------------------------------------------------------------------------------



5.    Nonparticipant-Directed Investments

      Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                            December 31,
                                                                       1999               1998
      Net Assets:
         WPC Stock Fund                                         $   3,373,902       $  3,039,934
                                                                -------------       ------------

                                                                     Years Ended December 31,
                                                                       1999             1998
      Change in Net Assets:
         Employer Contributions                                    $1,045,879       $    984,253
         Net Appreciation/(Depreciation)                             (249,315)          (461,398)
         Benefits paid to participants                               (160,546)          (244,653)
         Transfers to participant-directed investments               (302,050)          (600,048)
                                                                     ---------          ---------

              Net Increase/(Decrease)                               $ 333,968          $(321,846)
                                                                    =========          ==========

6.    Related Party Transactions
      Certain Plan investments are shares of mutual funds managed by American Express Trust Company. American Express Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan does not pay fees for the investment management services provided by the trustee. These fees are paid by the Corporation.

7.    Plan Termination
      Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants shall remain 100 percent vested in their accounts.

8.    Tax Status
      The Internal Revenue Service has determined and informed the Corporation by letter dated January 9, 1995, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Wheeling-Pittsburgh Steel Corporation
401(k) Retirement Savings Plan
Supplemental Schedules
Schedule I - Assets Held for Investment Purposes
December 31, 1999
--------------------------------------------------------------------------------


         Identity of                 Description of investment including maturity
   issuer,borrower, lessor            date, rate of interest, collateral, par or                Current
       or similar party                             maturity value                               value
       ----------------                             --------------                               -----

American Express Trust          American Express Trust                                   $    2,863,082
Co.*                              Collective Income Fund II, 146,734 shares

American Express Trust          AXP Selective Fund, 186,503 Class Y shares               $    1,579,677
Co.*

American Express Trust          AXP  Mutual Fund,  344,621 shares                        $    4,373,250
Co.*

American Express Trust          AXP New Dimensions Fund, 502,870 Class Y                 $   18,007,808
Co.*                            shares

American Express Trust          AXP Stock Fund,  217,161 Class Y shares                  $    6,002,330
Co.*

AIM Management Group            AIM Constellation Fund, 34,878 shares                    $    1,412,900

Franklin Templeton Group        Templeton Foreign Fund, 70,045 shares                    $      785,903

WHX Corp. *                     WPC Common Stock Fund, 699,544 shares                    $    3,373,902
                                (Historical Cost $3,828,998)

N/A                             Participant Loans, interest rates                        $      585,963
                                from 8.75% to 10.00%



* Indicates party-in-interest.

Wheeling-Pittsburgh Steel Corporation
401(k) Retirement Savings Plan
Supplemental Schedules
Schedule II - Schedule of Reportable Transactions
Year Ended December 31, 1999
--------------------------------------------------------------------------------




                                                                                                          Current
                                                                                                         value of
                                                Number                                                   asset on         Net
                         Description              of          Purchase         Selling      Cost of     transaction     gain or
  Party involved           of assets         transactions       price           price        asset         date         (loss)
-------------------------------------------------------------------------------------------------------------------------------


WHX Corporation      WPC Stock Fund               23           $1,159,304            -             -     $1,159,304             -

WHX Corporation      WPC Stock Fund               30                    -   $1,498,664    $1,607,023     $1,498,664     ($108,359)


                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                Wheeling-Pittsburgh Steel Corporation
                                401(k) Retirement Savings Plan

                                                  (Name of plan)


Date: June 26, 2000                     /s/ Paul J. Mooney
                                ------------------------------------------------
                                         Name: Paul J. Mooney
                                         Title:   Executive Vice President -
                                         Chief Financial Officer
                                         Wheeling Pittsburgh Steel Corporation
                                         Retirement Committee

                       CONSENT OF INDEPENDENT ACCOUNTANTS
                       ----------------------------------

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (no. 33-54801) of Wheeling-Pittsburgh Corporation of our report dated June 27, 2000 relating to the financial statements of Wheeling-Pittsburgh Steel Corporation 401(k) Retirement Savings Plan which appears in this Form 11-K.



/s/ PricewaterhoouseCoopers LLP
    ---------------------------
    PricewaterhouseCoopers LLP
    Pittsburgh, Pennsylvania
    June 27, 2000